

METRO CASH AND CARRY LIMITED

Head Office
First Floor
33 Scott Street
Waverley
Johannesburg
2090

P O Box 1970
Highlands North
2037
Tel: (011) 809-5500
Fax: (011) 809-5537

Registration number 1946/021315/06



9 June 2003

Direct line: (011) 809 5516
Direct fax: (011) 809 5537
e-mail: pgishen@metro.co.za

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
United States of America

Dear Sirs

FILE NUMBER 82-4279 - RULE 12g3-2(b) EXEMPTION

In terms of paragraph (b)(1)(iii) of Rule 12g3-2(b), I enclose a copy of an announcement published in the local press on 5 June 2003, which document shall now be deemed "filed" with you or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully
METRO CASH AND CARRY LIMITED

P M GISHEN (MISS)
Group Company Secretary

File Number
82-4279

METRO CASH AND CARRY LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1946/021315/06
Share code: MTC ISIN: ZAE000012688

03 JUN 16 AM 7:21

- Turnover above R50 billion
- Income before tax exceeds R1 billion
- Headline earnings per share increases by 29%
- Cash generated by operating activities exceeds R1 billion

REVIEWED FINANCIAL RESULTS FOR THE YEAR ENDED 30 APRIL 2003

INCOME STATEMENT

	Year ended 30 April 2003 R'000	Year ended 30 April 2002 R'000
Revenue	51 787 714	43 089 541
Cost of sales	(49 637 845)	(41 376 427)
Administration, human resource and information systems costs	(682 372)	(597 547)
Operating income	1 467 497	1 115 567
Depreciation of fixed assets	(233 606)	(182 620)
	1 233 891	932 947
Interest paid	(197 264)	(194 906)
Income before exceptional items and taxation	1 036 627	738 041
Exceptional items – see comments	18 046	183 021
Amortisation of goodwill	(53 624)	(43 222)
Income before taxation	1 001 049	877 840
Taxation	(328 991)	(248 978)
Income after taxation	672 058	628 862
Income attributable to outside shareholders	(232 378)	(168 390)
Income attributable to ordinary shareholders	439 680	460 472
DETERMINATION OF HEADLINE EARNINGS		
Income attributable to ordinary shareholders	439 680	460 472
Carrying value of Zimbabwe operations written off	–	19 407
Profit on sale of investment in Israeli operations	–	(244 894)
Carrying value of Zambian operations written off	25 131	4 327
Surplus arising from allotment of shares by the Australian subsidiary	(63 569)	–
Costs relative to aborted investment in the Philippines	12 457	–
Adjustment arising from purchase by subsidiary of its preference shares and conversion of remainder to ordinary shares	–	38 139
Net loss on disposal of businesses and stores in subsidiaries	–	28 668
Amortisation of goodwill	43 001	36 325
Headline earnings	456 700	342 444
Ordinary shares in issue (000's)		
– total	1 771 466	1 707 762
– weighted average	1 744 530	1 693 151
Headline earnings per share (cents)	26.18	20.23
Attributable earnings per share (cents)	25.20	27.20

BALANCE SHEET

	Year ended 30 April 2003 R'000	Year ended 30 April 2002 R'000
Assets		
Non-current assets	2 287 891	2 231 685
Tangible assets	1 102 677	1 090 165
Intangible assets	857 325	835 722
Investments and sundry loans	214 876	161 560
Deferred taxation	113 013	144 238
Current assets	7 079 151	7 612 781
Inventories	2 923 435	2 919 095
Accounts receivable	3 524 060	3 885 271
Cash and cash equivalents	631 656	808 415
Total assets	9 367 042	9 844 466
Equity and liabilities		
Capital and reserves	1 641 610	1 301 016
Outside shareholders' equity	665 880	442 465
Non-current liabilities	1 098 738	1 706 882
Interest bearing	1 084 398	1 701 771
Deferred taxation	14 340	5 111
Current liabilities	5 960 814	6 394 103
Accounts payable	5 144 903	5 431 045
Provisions	382 857	411 476
Taxation	41 447	86 714
Interest bearing	391 607	464 868
Total equity and liabilities	9 367 042	9 844 466
Capital expenditure		
Expended during the period	281 434	100 923
Committed or authorised	20 999	12 509
Contingent liabilities	20 620	26 870
Ordinary shares in issue (000's)	1 771 466	1 707 762
Net asset value per share (cents)	92.7	76.2

ABRIDGED CASH FLOW STATEMENT

	30 April 2003 R'000	30 April 2002 R'000
Cash generated from operating activities	1 004 139	1 085 118
Finance costs	(197 264)	(194 906)
Taxation paid	(319 170)	(102 652)
Cash inflow from operations	487 705	787 560
Cash (utilised)/realised from investing activities	(332 691)	93 982
Net cash outflow from financing activities*	(226 455)	(472 876)
(Decrease)/Increase in net cash resources	(71 441)	408 666
Net cash resources		
Cash and cash equivalents	631 656	808 415
Bank borrowings	(163 126)	(268 444)
Net cash resources*	468 530	539 971
(Decrease)/Increase	(71 441)	408 666

*In 2002 net cash resources included R171.7 million in respect of the short term portion of the securitised loan which has now been treated as a financing activity.

STATEMENT OF CHANGES IN ORDINARY SHAREHOLDERS' EQUITY

	30 April 2003 R'000	30 April 2002 R'000
Balance at beginning of year (as previously reported)	1 301 016	1 088 930
Prior year adjustment for employee benefits (AC116)	–	(116 512)
Prior year adjustment for financial instruments (AC133)	(33 604)	–
	1 267 412	972 418
Issue of ordinary shares		
Odd-lot offer	(156)	–
Share issue expenses	(803)	(170)
Movements in distributable reserves		
Income attributable to ordinary shareholders	439 680	460 472
Movements in non-distributable reserves		
Transfer from distributable reserves	–	(9 443)
Foreign currency translation reserve	(64 523)	(122 261)
	1 641 610	1 301 016

SEGMENTAL INFORMATION

	Australia Year ended 30 April 2003 R'000	Australia Year ended 30 April 2002 R'000	Southern Africa Year ended 30 April 2003 R'000	Southern Africa Year ended 30 April 2002 R'000	Africa Year ended 30 April 2003 R'000	Africa Year ended 30 April 2002 R'000	Corporate Year ended 30 April 2003 R'000	Corporate Year ended 30 April 2002 R'000	Total Year ended 30 April 2003 R'000	Total Year ended 30 April 2002 R'000
Sales to customers	36 010 305	29 047 610	13 237 528	11 406 795	2 515 811	2 599 953			51 763 644	43 054 358
Dividends received									10 498	5 949
Interest received									13 572	29 234
Total revenue									51 787 714	43 089 541
Segmental result	837 800	586 200	299 230	233 925	87 470	89 005	(5 220)	33 467	1 219 280	942 597
Income from associated company	1 039	2 070							1 039	2 070
Amortisation of goodwill arising on consolidation	(28 305)	(23 122)			(1 625)	–	(23 694)	(20 100)	(53 624)	(43 222)
Loss – discontinued operations									–	(40 954)
Interest received									13 572	29 234
Interest paid									(197 264)	(194 906)
Exceptional items									18 046	183 021
Income before taxation									1 001 049	877 840
Total depreciation and amortisation	178 279	121 001	62 217	62 730	18 450	17 518	28 284	24 593	287 230	225 842

COMMENTS

TRADING

The financial highlights of the year under review were –

- turnover above R50 billion;
- income before tax in excess of R1 billion.

This achievement places the Group at the forefront of the largest industrial groups by turnover listed on the JSE Securities Exchange South Africa.

The results for the year are outstanding, with turnover totalling R51.8 billion, an increase of 20% over the R43 billion of the previous year. Offshore operations contributed 75% of the Group's turnover and 78% of operating income.

Earnings before interest, tax, depreciation and amortisation, totalled R1.47 billion, an increase of 32% over the previous year. Income before exceptional items and taxation totalled R1.04 billion, an increase of 40% on the previous year's R738 million. Headline earnings per share increased by 29% to 26.18 cents.

These excellent results were achieved despite the strengthening of the Rand in the last three months of the financial year having taken a little of the shine off the results of the Australian and African operations, when translated into Rands.

Cash generated by operating activities exceeded R1 billion, the Group's net gearing improved by R514 million and foreign borrowings were reduced by A$67 million during the year.

METCASH TRADING LIMITED, AUSTRALASIA

The Australian operation produced an outstanding set of results for the year, notwithstanding fierce competition from the major supermarket chains. Turnover, in Australian Dollars, totalled A$6.7 billion, an increase of 16% on the previous year. When converted to Rands, this amounted to R36 billion, an increase of 24% over the R29 billion achieved in 2002. What is particularly noteworthy is the significant market share gain that this represents.

Earnings after taxation at A$81.3 million increased by 41% and cash generated from operations increased to A$148 million. Trading results for the year have been converted to Rand at an average rate of A$1 = R5.36 (2002 – A$1 = R5.00).

IGA Distribution delivered a particularly strong performance, boosted by the acquisition of new customers and their resultant volumes. The Campbells Cash & Carry division delivered an increase in earnings of 150% as a result of the successful strategies adopted to change product mix.

Australian Liquor Marketers reported a 10.2% increase in turnover, notwithstanding the onslaught of the major chains. Earnings for the year were flat on the previous year, as a result of the investment in brands, technology and in customers, to protect market share.

As previously announced, the prospective acquisition in the Philippines was aborted following an extensive due diligence investigation. The costs incurred, totalling A$3.8 million, have been treated as an exceptional item in the income statement.

METCASH S.A. LIMITED

The Southern African businesses traded well during the year and achieved a commendable set of results, notwithstanding a softening in consumer demand in the second half. It is particularly pleasing to note that consistently improved earnings have now been achieved in the last four reporting periods. Turnover for the year totalled R13.2 billion, an increase of 16% over the previous year. By comparison, operating income increased by 28% to R299 million and cash generated by operating activities exceeded R330 million.

This is the first year in which the trading results of the Hong Kong subsidiary – that had a particularly tough year – are included with those of this operation. All other divisions in this business unit performed well, reflecting improved levels of turnover and profitability as well as stronger cash flows.

The recently announced proposed acquisition of the Seven-11 convenience chain is progressing through the various conditions that require satisfaction before finalisation. It is anticipated that the successful conclusion of this transaction will provide a boost to the conventional distribution business, both in volume and earnings.

METCASH AFRICA (PROPRIETARY) LIMITED

With the exception of Botswana, operations in all countries performed well in local currency terms, reflecting strong growth and positive cash flows. The Botswana results were negatively impacted by the drought, the introduction of VAT in that country and mushrooming competition in a small market.

The results of the Angolan operation, which in essence represent set-up and infrastructure costs, are consolidated for the first time. The Group now has eight stores in Angola and current trading trends suggest that the operation in this country will be a major profit contributor in the future.

Turnover totalled R2.5 billion, a decrease of 3% over that of the previous year, whilst operating profit at R87.5 million was approximately 2% lower, after absorbing the loss from Angola.

Despite the continued deterioration of conditions in Zimbabwe, this operation continues to trade exceptionally well. Results are only included to the extent of dividends received.

ACCOUNTING POLICIES

This report is prepared on the historical cost basis in accordance with South African Statements of Generally Accepted Accounting Practice. The Group has adopted AC133, Financial Instruments: Recognition and Measurement, ahead of its effective date. As a consequence, long term loans are now recognised at present value. This change has been effected as an adjustment to opening retained income. Save for the foregoing, the accounting policies are consistent with those applied in the last annual report.

INTEREST PAID

The charge includes non-recurring interest of R18 million relating to prior year normal taxation assessments raised and paid during the period.

EXCEPTIONAL ITEMS

	Year ended 30 April 2003 R'000	Year ended 30 April 2002 R'000
Carrying value of Zambian operations written off	**(25 131)**	(4 327)
Surplus arising from allotment of shares by the Australian subsidiary	**63 569**	–
Costs relative to aborted investment in the Philippines	**(20 392)**	–
Carrying value of Zimbabwe operations written off	**–**	(19 407)
Profit on sale of investment in Israeli operations	**–**	244 894
Adjustment arising from purchase by subsidiary of its preference shares and conversion of remainder to ordinary shares	**–**	(38 139)
	18 046	183 021

BORROWING CAPACITY AND INTEREST BEARING DEBT

In terms of the relevant articles of association, the Group has unlimited borrowing powers.

Interest bearing debt comprises –

Non-current

A$130 million (R577 million) syndicated loan for the balance of the purchase price of the investment in Australia, bearing interest at approximately 7% per annum, maturing on 30 April 2006.

A$75 million (R333 million) in terms of a formal accounts receivable securitisation programme in the Australian subsidiary, bearing interest at approximately 5% per annum.

R101 million in terms of a formal sale and lease-back property transaction, payable over fifteen years and bearing interest at approximately 13% per annum.

R73 million in respect of leased assets, payable over five years and bearing interest at approximately 5% per annum.

Current

R392 million, being the current portion of syndicated and securitised loans, amounts owing in respect of leased assets and fluctuating bank borrowings in various operations, bearing interest at prime overdraft rates or below.

HEADLINE EARNINGS

The calculation is based on 1 744 530 401 shares (2002 – 1 693 151 333 shares), being the weighted average number of shares in issue during the period under review.

PROSPECTS

Notwithstanding the generally poor economic climate, the volatile currency and the various uncertainties confronting the international community, the Group has laid a sound foundation for the future. This, coupled with the Group's improved gearing position, should result in solid future growth and earnings.

CAPITALISATION ISSUE

The Board has resolved to award capitalisation shares to shareholders registered in the books of the company on 4 July 2003 in the ratio of 3 new fully paid ordinary shares for every 100 held. The maximum number of capitalisation shares that will be issued is 53 143 987.

The salient dates are –

Last day to trade cum capitalisation issue	Friday, 27 June 2003
New shares listed	Monday, 30 June 2003
First date to trade ex capitalisation issue	Monday, 30 June 2003
Record date for capitalisation issue	Friday, 4 July 2003
Issue of new share certificates or shareholders' safe custody accounts at CSDPs or brokers updated	Monday, 7 July 2003

Shareholders may not dematerialise or rematerialise their holding of ordinary shares between Monday, 30 June 2003, and Friday, 4 July 2003, both dates inclusive.

AUDIT REVIEW

The information set out above has been reviewed, but not audited, by the Group's auditors, Ernst & Young. The review report is available for inspection at the company's registered office.

On behalf of the Board

Dr F van Zyl Slabbert
Chairman

C S dos Santos
Chief Executive

4 June 2003

DIRECTORATE AND ADMINISTRATION

Directors: Dr F van Zyl Slabbert *(Chairman)**, C S dos Santos *(Chief Executive)*, J L Grainger, D Kashuv *(Israeli)**, B Joseph, L M Mathabathe, J R McAlpine*, H Mer, G H Pieterse*, A Reitzer, G B Rubenstein*, V D Rubin, S O Shonhiwa*, R D Taurog **non-executive*

Group Company Secretary: P M Gishen *(Miss)*

Registered office: First Floor, 33 Scott Street, Waverley, Johannesburg 2090 (PO Box 1970, Highlands North 2037)

Transfer secretaries: Computershare Investor Services Limited, 70 Marshall Street, Johannesburg 2001 (PO Box 1053, Johannesburg 2000)

Sponsor: Sasfin Corporate Finance, a Division of Sasfin Bank Limited, Sasfin Place, North Block, 13 – 15 Scott Street, Waverley, Johannesburg 2090 (PO Box 95104, Grant Park 2051)



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